UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 16, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	16 February 2011
Number	04/11

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2010

•

Record financial results including Underlying EBITDA(1) up 60% to US$17.3 billion, Underlying EBIT(1)(2) up 74% to US$14.8 billion and Attributable profit (excluding exceptional items) up 88% to US$10.7 billion.

•	Strong margins and returns reflected by the increase in Underlying EBIT margin(3) to 46% and Underlying return on capital to 41%.

•	The consistent deployment of capital towards high quality growth projects delivered half yearly production records across three commodities and five businesses.

•	Operating cash flow(4) of US$12.2 billion and an ungeared balance sheet supports significant investment in organic growth that is expected to exceed US$80 billion over five years.

•	A 10% increase in the interim dividend to 46 US cents per share.

•	An expanded capital management program of US$10 billion.

Half year ended 31 December	2010 US$M	2009 US$M	Change %
Revenue	34,166	24,576	39.0%
Underlying EBITDA(1)	17,304	10,838	59.7%
Underlying EBIT(1) (2)	14,829	8,502	74.4%
Profit from operations	14,515	9,120	59.2%
Attributable profit – excluding exceptional items	10,700	5,702	87.7%
Attributable profit	10,524	6,135	71.5%
Net operating cash flow(4)	12,193	5,468	123.0%
Basic earnings per share – excluding exceptional items (US cents)	192.4	102.5	87.7%
Basic earnings per share (US cents)	189.2	110.3	71.5%
Underlying EBITDA interest coverage (times)(1) (5)	77.6	42.0	84.8%
Dividend per share (US cents)	46.0	42.0	9.5%

Refer to page 14 for footnotes, including explanations of the non-GAAP measures used in this announcement. The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the half year ended 31 December 2009 unless otherwise stated.

News Release

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2010

Record half year results

BHP Billiton’s diversified, tier one business strategy delivered another record half year result with Underlying EBITDA and Attributable profit (excluding exceptional items) increasing by 60 per cent and 88 per cent respectively.

The consistently high margins and returns that characterise BHP Billiton’s business strategy were again evident with an Underlying EBIT margin of 46 per cent and Underlying return on capital of 41 per cent. Excluding capital investment associated with projects not yet in production, Underlying return on capital was 48 per cent.

The Group’s ongoing commitment to invest through the cycle has ideally positioned BHP Billiton to deliver consistent and high value production growth into generally tight and growing commodity markets. In that context, robust operating performance was reported across the portfolio with three commodities and five businesses achieving production records in the December 2010 half year. Western Australia Iron Ore (Australia) shipments rose to an annualised rate of 148 million tonnes per annum in the December 2010 quarter, while first production was achieved for the Hunter Valley Energy Coal (Australia) MAC20 project.

An improving economic backdrop and broader supply constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. Stronger realised prices in the December 2010 half year increased Underlying EBIT by US$8,531 million, net of price linked costs. Industry wide operating and capital cost pressures are, however, being experienced across a range of businesses and BHP Billiton is not immune from that trend. The devaluation of the US dollar and inflationary pressures reduced Underlying EBIT by a combined US$1,415 million.

Investing in the future

Operating cash flow of US$12,193 million resulted in the Group ending the December 2010 half year in a net cash position. This balance sheet strength affords BHP Billiton substantial flexibility as it embarks on significant investment in organic growth that is expected to exceed US$80 billion over the five years to the end of the 2015 financial year. Major projects, including those in iron ore and metallurgical coal, are at an advanced stage of the approvals process and should result in a substantial increase in sanctioned project capital expenditure.

Progressive dividend and expanded capital management program

Notwithstanding the significant commitment towards growth, BHP Billiton has declared a ten per cent increase in its interim dividend to 46 US cents per share and has announced an expanded US$10 billion capital management program. BHP Billiton will continue to consider both on and off-market execution for the US$10 billion program and, subject to market conditions, expects to largely complete the initiative by the end of the 2011 calendar year.

Today’s announcement continues BHP Billiton’s strong track record of returning excess capital to shareholders. On completion of the US$10 billion capital management program, BHP Billiton will have repurchased a cumulative US$22.6 billion of BHP Billiton Limited (Ltd) and BHP Billiton Plc (Plc) shares since 2004, representing 15 per cent of then issued capital(6).

BHP Billiton Results for the half year ended 31 December 2010

Outlook

Economic Outlook

BHP Billiton is cautiously optimistic on the short term outlook for the global economy given the continuation of robust growth in emerging markets and further positive signs of a sustainable recovery in major developed economies such as the United States.

In the 2010 calendar year, Chinese Gross Domestic Product (GDP) grew by more than ten per cent, with fourth quarter growth accelerating from the third quarter level, while India’s GDP growth approximated nine per cent. The strong growth has been accompanied by higher inflation in these and other emerging economies and will inevitably bring further tightening measures. Should monetary policy tools continue to be implemented effectively and proactively, then inflation should be contained. However, inflation does remain a serious challenge as the underlying drivers are structural rather than cyclical in nature. We expect that the Chinese government will continue to control loan growth as it strives to dampen investment from unsustainable levels while restructuring its economy from being investment driven, to consumption led. Calendar year 2011 GDP and capital spending growth in China is expected to remain strong in absolute terms, despite growth rates decelerating from 2010 calendar year levels.

Global industrial production, retail sales and consumer confidence improved throughout the last quarter with the United States and the two largest economies within Europe (Germany and France) increasing capacity utilisation and experiencing broad based growth. An ongoing risk remains the significant level of European sovereign debt. We believe that any solution remains dependent on the stronger members of the European Union (Germany, the Netherlands and France) and their willingness to underwrite the fiscal position of the weaker economies in order to maintain a monetary union.

Despite the short term risks, we remain positive on the longer term outlook for the global economy. We expect markets to be volatile and event driven, however the continuing urbanisation and industrialisation of emerging economies, which is still in its early stages, should provide strong structural support over the long term.

Commodities Outlook

The increase in prices across the majority of BHP Billiton’s core commodities during the December 2010 half year has been driven by a combination of robust emerging market demand, stronger than expected developed market growth and ongoing supply constraints. Adverse weather patterns in many producing countries, such as Australia, Brazil, Colombia, South Africa and Indonesia have had a substantial impact on supply, leading to tighter market fundamentals and stronger prices for commodities such as coal, iron ore and copper. There will likely be a lag effect before normal levels of production flow through to the supply chain.

Macroeconomic themes are still a dominant influence on short term price movements and sentiment. While we expect a slowdown in the growth rate of global commodity demand in calendar year 2011, the economic environment still underpins a robust near term outlook for our products.

The publication and implementation of China’s twelfth five year plan in March 2011 will have important implications for commodity demand in the medium term. We expect a slower but more sustainable economic growth model to lead to a reduction in resource intensity per unit of GDP, however absolute demand for our commodities is likely to remain strong.

Longer term, we remain confident in the outlook for our core commodities based on emerging markets being the principal drivers of growth. Prices will ultimately be determined by the marginal cost of supply, with the quality of our tier one assets well positioned to sustainably deliver strong margins and investment returns through the cycle.

News Release

Development Projects

During the period, we completed one project in energy coal and approved the US$1,050 million (BHP Billiton share) Macedon gas project, located offshore Western Australia. In addition, we emphasised our commitment to maximise capacity in the Port Hedland inner harbour with the approval of a further US$570 million (BHP Billiton share) investment in our Western Australia Iron Ore business.

Industry wide cost pressures are being experienced across a broad range of projects and reflect stronger producer currencies, particularly in Australia, as well as underlying inflation on raw material and labour costs. In that context, BHP Billiton approved revised capital budgets and schedules for the Esso Australia Resources Pty Ltd operated Kipper (US$900 million, BHP Billiton share) and Turrum (US$1,350 million, BHP Billiton share) Petroleum projects, located in Bass Strait (Australia), based upon additional design and fabrication of key structural components, an increased offshore hook up campaign, and the underlying inflation of raw material and labour costs.

Projects completed during the December 2010 half year

Customer Sector Group	Project	Capacity(i)	Capital expenditure (US$M)(i)			Date of initial production(ii)
			Budget	Actual		Target	Actual
Energy Coal	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	760	(iii)	Mid 2010	July 2010

			975	760

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Number subject to finalisation.

BHP Billiton Results for the half year ended 31 December 2010

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)		Target date for initial production(ii)
Petroleum	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day	180		H1 2011

	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day	900	(iii)	2012	(iii)(iv)

	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day	1,350	(iii)	2013	(iii)

	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day	245		2011

	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day	850		2012

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity	1,900	(v)	H1 2011

Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day	435		Q4 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum additional iron ore system capacity(vi)	4,800		H2 2011

Energy Coal	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 million tonnes per annum	260		H1 2011	(vii)

			10,920

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	As per revised budget and schedule.
(iv)	Facilities ready for first production pending resolution of mercury content.
(v)	Budget is under review.
(vi)	The scope of the iron ore development sequence is under review.
(vii)	The Hunter Valley Energy Coal MAC20 project reported first production in the December 2010 half year and was subsequently completed after the close of the December 2010 half year.

Projects approved during the December 2010 half year

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)	Target date for initial production(ii)
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 million cubic feet of gas per day	1,050	2013

			1,050

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.

News Release

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Half year ended 31 December	2010 US$M	2009 US$M
Underlying EBIT	14,829	8,502
Exceptional items (before taxation)	(314)	618

Profit from operations	14,515	9,120

Refer to page 9 for details of the exceptional items.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2010 half year compared with the December 2009 half year:

	US$M	US$M
Underlying EBIT for the half year ended 31 December 2009		8,502
Change in volumes:
Increase in volumes	305
Decrease in volumes	(520)
		(215)
Net price impact:
Change in sales prices	9,361
Price-linked costs	(830)
		8,531
Change in costs:
Costs (rate and usage)	(613)
Exchange rates	(1,132)
Inflation on costs	(283)
		(2,028)
Asset sales		(53)
Ceased and sold operations		(46)
New and acquired operations		587
Exploration and business development		(223)
Other		(226)

Underlying EBIT for the half year ended 31 December 2010		14,829

Volumes

Record iron ore shipments reflected the ongoing ramp up of BHP Billiton’s Western Australia Iron Ore growth projects, as exports increased to an annualised 148 million tonnes per annum rate (100% basis) in the December 2010 quarter, despite the ongoing impact of tie-in activities. When combined with record performance at Samarco (Brazil), iron ore volumes increased Underlying EBIT by US$99 million in the December 2010 half year.

Within the Base Metals business, higher grades at Cannington (Australia) and record milling and ore hoisting rates at Olympic Dam (Australia) contributed to the US$138 million volume related increase in Underlying EBIT for the December 2010 half year. Industrial action at Pampa Norte (Chile) and the Clark Shaft incident at Olympic Dam impacted the December 2009 half year.

The deferral of production well drilling in the Gulf of Mexico (USA) was a major constraint on our business as a decline in base volumes in the December 2010 half year reduced Underlying EBIT by US$464 million (excluding Pyrenees, Australia, as a new operation which increased Underlying EBIT by US$587 million). No permits were issued in the Gulf of Mexico for production drilling in the December 2010 half year. BHP Billiton was, however, one of the first operators to return both of its deepwater rigs to (water injection) drilling operations. Our current expectation is that production for the 2011 financial year will be in line with the 2010 financial year.

BHP Billiton Results for the half year ended 31 December 2010

Prices

An improving economic backdrop and persistent supply side constraint ensured the majority of BHP Billiton’s core products achieved (often substantially) higher prices in the December 2010 half year. In total, stronger commodity prices increased Underlying EBIT by US$9,361 million, offset by higher price linked costs (including royalties) of US$830 million.

Costs

Industry wide cost pressures are being experienced, with tight labour and raw material markets presenting a challenge for all operators. BHP Billiton is not immune from that trend. Excluding the significant impact of a weaker US dollar, inflation and an increase in non-cash items, broad and increasing cost pressures were evident across the Group and reduced Underlying EBIT by US$521 million in the December 2010 half year.

Higher fuel and energy prices (of which BHP Billiton is a net beneficiary), together with increased maintenance, labour and contractor costs, accounted for the majority of the impact and reduced Underlying EBIT by US$468 million.

Non-cash items reduced Underlying EBIT by a further US$92 million and reflected the ongoing delivery of our organic growth program.

Exchange rates

A weaker US dollar against producer currencies reduced Underlying EBIT by US$1,132 million which included a US$465 million variance related to the restatement of monetary items in the balance sheet. The Australian operations were the most heavily impacted. The strong Australian dollar reduced Underlying EBIT by US$909 million which included a US$400 million variance related to the restatement of monetary items in the balance sheet. The absolute impact on costs as a result of the restatement of monetary items in the balance sheet was a loss of US$743 million in the December 2010 half year.

The following exchange rates against the US dollar have been applied:

	Average Half year ended 31 December 2010	Average Half year ended 31 December 2009	As at 31 December 2010	As at 31 December 2009	As at 30 June 2010
Australian dollar(i)	0.94	0.87	1.02	0.90	0.85
Chilean peso	496	532	468	507	545
Colombian peso	1,848	1,991	1,920	2,043	1,920
Brazilian real	1.72	1.81	1.66	1.74	1.81
South African rand	7.13	7.65	6.63	7.40	7.68

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressure on input costs across all businesses had an unfavourable impact on Underlying EBIT of US$283 million. The effect was most evident in Australia and South Africa.

Asset Sales

The profit on the sale of assets was US$53 million lower than the corresponding period largely due to the dissolution of the Douglas Tavistock Joint Venture (South Africa) which increased Underlying EBIT in the December 2009 half year.

Ceased and sold operations

The currency revaluation of rehabilitation and closure provisions for closed operations was the major driver of the US$46 million reduction in Underlying EBIT.

News Release

New and acquired operations

New greenfield assets are reported in new and acquired operations variance until there is a full year comparison. The BHP Billiton operated Pyrenees oil development contributed an additional US$587 million to Underlying EBIT.

Exploration and business development

Exploration expense increased by US$116 million in the December 2010 half year to US$410 million. Within Minerals (US$228 million expense) the focus centred upon copper targets in Chile and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was undertaken in a number of regions including Australia, Canada, South America and Africa.

The Petroleum CSGs exploration expense was US$182 million for the December 2010 half year, including the impairment of exploration previously capitalised which reduced Underlying EBIT by US$47 million. BHP Billiton continues to progress all necessary submissions to allow a return to exploration well drilling in the Gulf of Mexico, although a degree of uncertainty is associated with the new regulatory environment. Outside of the Gulf of Mexico, BHP Billiton will continue to pursue its significant exploration program over the next six months with wells planned for Malaysia, Brunei, Colombia and Australia.

Expenditure on business development was US$107 million higher than the corresponding period with the majority of the increase related to the ongoing assessment of various Petroleum projects.

Other

Other items decreased Underlying EBIT by US$226 million and included a US$111 million provision related to indirect taxes in the Aluminium and Iron Ore businesses.

Net finance costs

Net finance costs increased to US$371 million from US$232 million in the corresponding period. This was primarily driven by exchange variations on net debt and fair value changes on hedging derivatives and hedged loans.

Taxation expense

Excluding the impacts of royalty related taxation, exchange rate movements and tax on exceptional items, the underlying effective tax rate was 30.3 per cent (31 December 2009: 31.6 per cent, 30 June 2010: 30.9 per cent).

Exchange rate movements decreased taxation expense by US$1,127 million (31 December 2009: decrease of US$306 million, 30 June 2010: increase of US$106 million) predominantly due to the increase in the US dollar value of future tax depreciation of US$1,750 million offset by the revaluation of local currency tax liabilities, other monetary items and temporary differences which amounted to US$623 million.

Total taxation expense including royalty related taxation and tax on exceptional items was US$3,458 million, representing an effective rate of 24.4 per cent (31 December 2009: 30.2 per cent, 30 June 2010: 33.5 per cent). Excluding the impacts of exceptional items, the taxation expense was US$3,596 million (31 December 2009: US$2,497 million; 30 June 2010: US$6,504 million).

Royalty related taxation represents an effective rate of 2.4 per cent (31 December 2009: 2.1 per cent, 30 June 2010: 2.3 per cent).

Government imposed royalty arrangements which are calculated by reference to profits (revenue net of allowable deductions) after the adjustment for items comprising temporary differences, are reported as royalty related taxation. Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs (US$1,332 million).

BHP Billiton Results for the half year ended 31 December 2010

Exceptional Items

The Group withdrew its offer for Potash Corporation of Saskatchewan (PotashCorp) on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the half year ended 31 December 2010.

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The Hartley matter was settled with the ATO in September 2009. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. Special leave was not sought by the ATO for the Boodarie Iron bad debt disallowance. In September 2010 the High Court granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project which resulted in a release of US$138 million from the Group’s income tax provisions in the half year ended 31 December 2010.

Half year ended 31 December 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Release of income tax provisions	—	138	138

	(314)	138	(176)

Cash Flows

Net operating cash flows after interest and tax increased by 123 per cent to US$12,193 million compared with $5,468 million for the corresponding six month period. This was primarily driven by an increase in cash generated from operations (before changes in working capital balances) of US$6,306 million and changes in working capital balances having a positive year on year impact on operating cash flow of US$463 million.

Exploration expenditure incurred which has not been capitalised is now classified within net operating cash flows, which has resulted in the re-classification of US$295 million from net investing cash flows to net operating cash flows for the corresponding six month period and US$1,030 million in the year ended 30 June 2010.

Capital and exploration expenditure totalled US$5,619 million for the period. Expenditure on major growth projects was US$4,274 million, including US$792 million on Petroleum projects and US$3,482 million on Minerals projects. Capital expenditure on sustaining and other items was US$893 million. Exploration expenditure was US$452 million, including US$363 million classified within net operating cash flows.

Financing cash flows include net debt repayments of US$98 million and dividend payments of US$2,506 million.

Net cash, comprising cash less interest bearing liabilities, was US$200 million, an improvement of US$3,508 million, compared to the net debt position at 30 June 2010. The Group had a net cash position at 31 December 2010, compared with net gearing of 6 per cent at 30 June 2010, which is the ratio of net debt to net debt plus net assets.

News Release

Dividend

BHP Billiton maintains a progressive dividend policy and our Board today declared an interim dividend of 46 US cents per share.

The dividend to be paid by BHP Billiton Ltd will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Ltd dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 4 March 2011. Please note that all currency conversion elections must be registered by the Record Date, being 11 March 2011. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand	4 March 2011
Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE)	7 March 2011
Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	9 March 2011
Record date (including currency conversion and currency election dates, except for rand)	11 March 2011
Payment date	31 March 2011

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 and 11 March 2011, nor will transfers between the UK register and the South African register be permitted between the dates of 4 and 11 March 2011.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Capital Management

On 15 November 2010, BHP Billiton reactivated the remaining US$4.2 billion component of the previously suspended US$13 billion buy-back program. During the half year 6,825,007 BHP Billiton Plc shares were repurchased on-market at an average cost of US$37.23 per share (£23.58 per share).

Notwithstanding a significant commitment towards growth, BHP Billiton has announced an expanded US$10 billion capital management program. BHP Billiton will continue to consider both on and off-market execution for the US$10 billion program and, subject to market conditions, expects to largely complete the initiative by the end of the 2011 calendar year.

Today’s announcement continues BHP Billiton’s strong track record of returning excess capital to shareholders. On completion of the US$10 billion capital management initiative, BHP Billiton will have repurchased a cumulative US$22.6 billion of Ltd and Plc shares since 2004, representing 15 per cent of then issued capital.

Debt Management and Liquidity

No long term debt securities were issued in the debt capital markets during the December 2010 half year. The Group has access to the US commercial paper market and an undrawn US$4 billion Revolving Credit Facility, which expires in December 2015. We have a strong liquidity position with US$16.1 billion of cash on hand, and have maintained our solid A credit rating throughout the year.

Corporate Governance

On 13 December 2010, the Board announced the appointment of Baroness Shriti Vadera as a Non-executive Director with effect from 1 January 2011.

BHP Billiton Results for the half year ended 31 December 2010

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the December 2010 half year and the corresponding half year.

Half year ended 31 December (US$M)	Revenue			Underlying EBIT(i)
	2010	2009	Change %	2010	2009	Change %
Petroleum	4,905	4,177	17.4%	2,854	2,326	22.7%
Aluminium	2,343	2,004	16.9%	17	154	(89.0%)
Base Metals	7,067	5,471	29.2%	3,580	2,462	45.4%
Diamonds and Specialty Products	675	566	19.3%	221	170	30.0%
Stainless Steel Materials	1,905	1,655	15.1%	357	200	78.5%
Iron Ore	9,382	4,478	109.5%	5,811	2,091	177.9%
Manganese	1,196	888	34.7%	430	190	126.3%
Metallurgical Coal	3,952	2,715	45.6%	1,453	772	88.2%
Energy Coal	2,561	2,142	19.6%	334	332	0.6%
Group and unallocated items(ii)	206	505	N/A	(228)	(195)	N/A
Less: inter-segment revenue	(26)	(25)	N/A	—	—	N/A

BHP Billiton Group	34,166	24,576	39.0%	14,829	8,502	74.4%

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 6.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$2,854 million, an increase of US$528 million or 23 per cent when compared with the corresponding period. The favourable variance was primarily driven by higher prices, which increased Underlying EBIT by US$526 million in the December 2010 half year. The improvement in realised pricing was evident across all of BHP Billiton’s Petroleum products and included a 13 per cent increase for oil to US$79.69 per barrel, a six per cent increase for natural gas to US$3.84 per thousand standard cubic feet and a 56 per cent increase for liquefied natural gas to US$10.43 per thousand standard cubic feet.

Total production for the December 2010 half year was in line with the prior period as the successful ramp up of Pyrenees was offset by the deferral of production well drilling in the Gulf of Mexico and severe flooding in Pakistan. Volumes, including new production from greenfield development projects, increased Underlying EBIT by US$123 million for the period.

No permits were issued in the Gulf of Mexico for production drilling in the December 2010 half year. BHP Billiton was, however, one of the first operators to return both of its deepwater rigs to drilling operations with the commencement of water injection wells at the BHP Billiton operated Shenzi (USA) field. Our current expectation is that production for the 2011 financial year will be in line with the 2010 financial year.

Gross exploration expenditure for the December 2010 half year was US$173 million, of which US$135 million was expensed. The impairment of exploration capitalised in the prior period reduced Underlying EBIT by a further US$47 million. BHP Billiton continues to progress all necessary submissions to allow a return to exploration well drilling in the Gulf of Mexico although a degree of uncertainty is associated with the new regulatory environment. Outside of the Gulf of Mexico, BHP Billiton will continue to pursue its significant exploration program over the next six months with wells planned for Malaysia, Brunei, Colombia and Australia.

Aluminium

Underlying EBIT was US$17 million, a decrease of US$137 million or 89 per cent compared to the corresponding period. Higher aluminium and alumina prices increased Underlying EBIT by US$197 million (net of price linked costs) but were more than offset by broader cost pressures which included a combined US$110 million impact from the devaluation of the US dollar and inflation. The average realised aluminium price increased by 16 per cent to US$2,321 per tonne while the average realised alumina price rose 22 per cent to US$318 per tonne. Aluminium Underlying EBIT was unfavourably impacted by a US$76 million provision related to indirect taxes in the December 2010 half year.

News Release

Base Metals

Underlying EBIT of US$3,580 million represented an increase of US$1,118 million or 45 per cent over the corresponding period. Higher average realised prices favourably impacted Base Metals Underlying EBIT by US$1,379 million, net of price linked costs, as all key commodities were higher when compared with the corresponding period.

Stronger production at Olympic Dam, Cannington and Pampa Norte increased Underlying EBIT by US$141 million. Record ore hoisting rates at Olympic Dam for the December 2010 half year were reported following the successful repair of the Clark Shaft while record milling rates at Pampa Norte Cerro Colorado (Chile) supported an increase in production for Pampa Norte. Higher ore grades and recoveries had a favourable impact on Cannington silver and lead volumes.

Controllable costs declined in the half year ended December 2010 and were favourably impacted by the return of the Olympic Dam Clark Shaft to full production. Higher energy and raw material costs were the major offsetting factors while labour costs increased for the South American assets and reflected revised terms negotiated in the 2010 financial year. The devaluation of the US dollar and underlying inflation increased costs by US$176 million.

BHP Billiton has refined the basis on which the metal content of its leach pads is estimated at Escondida (Chile) and Pampa Norte, resulting in a non-cash reduction in Underlying EBIT of US$168 million for the December 2010 half year. The change will have no impact on forecast production for the Chilean assets.

At 31 December 2010, the Group had 287,276 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.30 per pound. The final price of these sales will be determined over the remainder of the 2011 financial year. In addition, 236,584 tonnes of copper sales from the 2010 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2010 increased Underlying EBIT by US$667 million for the period.

Diamonds and Specialty Products

Underlying EBIT was US$221 million, an increase of US$51 million or 30 per cent over the corresponding period. Significantly higher diamond and titanium prices contributed an additional US$160 million to Underlying EBIT. Strong prices were partially offset by lower diamond sales and significantly higher energy prices at Titanium Minerals (South Africa). The weaker US dollar and inflation reduced Underlying EBIT by a further US$39 million.

On 2 February 2011, BHP Billiton announced progression of the Jansen Potash Project (Canada) into the Feasibility study phase, an advanced stage of the Group’s project approvals process. Based on the current schedule, Jansen is expected to start producing saleable potash from its 3,370 million tonne in situ Mineral Resource in calendar year 2015. The Project is designed to ultimately produce approximately eight million tonnes per annum of agricultural grade potash over an estimated 70 year life(7).

Stainless Steel Materials

Underlying EBIT was US$357 million, an increase of US$157 million or 79 per cent when compared with the corresponding period. The higher average LME price for nickel of US$10.16 per pound increased Underlying EBIT by US$386 million. Price linked costs associated with the purchase of third party ore and concentrate at Nickel West (Australia) were the major offsetting factors, reducing Underlying EBIT by US$142 million. Costs were also negatively affected by a combined US$92 million impact of a weaker US dollar and inflation.

Iron Ore

Underlying EBIT increased by 178 per cent over the corresponding period to US$5,811 million as Western Australia Iron Ore achieved record production and sales despite ongoing tie-in activities related to its sequence of growth projects. When combined with another strong half year at Samarco, iron ore volumes increased Underlying EBIT by US$99 million.

BHP Billiton Results for the half year ended 31 December 2010

Persistent tightness in iron ore markets and the associated rise in various iron ore indices was a major feature of the December 2010 half year. When adjusting for the impact of price linked costs, higher average realised prices contributed an additional US$4,276 million to Underlying EBIT.

BHP Billiton remains committed to its long term customer relationships and the move to shorter term pricing has already meant a significant reduction in risk to the parties. During the December 2010 half year, over 97 per cent of BHP Billiton’s iron ore exports were sold on the basis of shorter term, landed, market based prices that incorporated index-linked monthly and quarterly average prices.

Tight labour and contractor markets, particularly in Western Australia, continued to place pressure on costs and reduced Underlying EBIT by US$117 million in the period. Similarly, the devaluation of the US dollar and broader inflation had an unfavourable impact on Underlying EBIT of US$366 million. Non-cash depreciation also increased with the ongoing ramp up of expanded Western Australia Iron Ore capacity while a provision at Samarco related to indirect taxes reduced Underlying EBIT by a further US$41 million.

Manganese

Underlying EBIT increased by 126 per cent to US$430 million as new manganese ore production records were set during the December 2010 half year. Average realised prices were the major positive driver of the strong financial result, increasing Underlying EBIT by US$286 million, net of price linked costs. For the period, average realised ore and alloy prices increased by 53 per cent and 23 per cent respectively.

Controllable costs were largely unchanged in the December 2010 half year, although the adverse movement in the US dollar and inflation reduced Underlying EBIT by a combined US$89 million.

Metallurgical Coal

Underlying EBIT was US$1,453 million, an increase of US$681 million or 88 per cent from the corresponding period. The significant improvement in EBIT margin was largely attributable to higher realised prices. Hard coking coal, weak coking coal and thermal coal prices increased by 50 per cent, 57 per cent and 43 per cent respectively. In total, higher prices increased Underlying EBIT by US$1,147 million, after allowing for the royalty related increase in price linked costs.

Queensland Coal (Australia) production was significantly affected by the persistent rain and flooding that impacted the Bowen Basin in the December 2010 half year. The effect on Queensland Coal sales was minimised by the healthy level of inventory that was held across our supply chain at the commencement of the December 2010 half year. However, weather related disruption and higher labour and contractor rates contributed to an increase in costs for the period. Furthermore, the combined impact of a weaker US dollar and inflation reduced Underlying EBIT by US$291 million.

BHP Billiton continues to assess the impact of the extreme weather events and confirms that force majeure has been declared for the majority of our Bowen Basin products, including Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, South Walker, Blackwater and Saraji.

The decision to double pumping capacity following severe wet weather in the March 2008 quarter has minimised in-pit water accumulation, although heavy rainfall that persisted for much of the December 2010 half year has significantly restricted overburden removal. When combined with disruptions to external infrastructure, we expect an ongoing impact on production, sales and unit costs for the remainder of the 2011 financial year.

Energy Coal

Underlying EBIT was US$334 million, an increase of US$2 million from the corresponding period. Record exports from Hunter Valley Energy Coal for the half year reflected first production from the MAC20 project, a greater proportion of high ash sales and the ongoing ramp up of the Newcastle Coal Infrastructure Group (NCIG) port facilities. Higher volumes increased Energy Coal Underlying EBIT by US$45 million for the December 2010 half year.

News Release

Higher average realised prices favourably benefited Underlying EBIT by US$318 million, net of price linked costs, and were largely offset by broad cost pressures that were accentuated by an increase in cash and non-cash costs associated with the ramp up of growth projects in Australia and South Africa. The devaluation of the US dollar and inflation reduced Underlying EBIT by US$140 million in the December 2010 half year.

The dissolution of the Douglas Tavistock Joint Venture arrangement increased Underlying EBIT in the corresponding period by US$69 million.

Group and Unallocated items

Underlying EBIT was a loss of US$228 million. A weaker US dollar and inflation reduced Underlying EBIT by US$62 million in the December 2010 half year.

The following notes explain the terms used throughout this profit release:

(1)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$2,475 million for the half year ended 31 December 2010 and US$2,336 million for the half year ended 31 December 2009 (excluding exceptional items of US$605 million). We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(2)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 6.
(3)	Underlying EBIT margin excludes the impact of third party product activities.
(4)	Net operating cash flows are after net interest and taxation.
(5)	Net interest includes interest capitalised and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, fair value change on hedging derivatives, exchange variations on net debt and expected return on pension scheme assets.
(6)	For illustrative purposes only as BHP Billiton will continue to consider both on and off-market execution for the US$10 billion capital management program. In this instance, we have assumed that the remainder of the program is completed through an on-market buy-back of BHP Billiton Plc shares. Based upon volume weighted average price during January 2011 of £24.64 per share, and issued capital at 30 June 2004.
(7)	Competent Persons – J.McElroy (MAusIMM) BHP Billiton, B.Nemeth (MAusIMM) BHP Billiton, A. D. Mackintosh (APEGS) A.D.M Consulting. The statement of Mineral Resources is presented on a 100 per cent basis and includes Indicated and Inferred categories. The detailed breakdown is shown in the BHP Billiton Annual Report 2010. Resources are based on information compiled by the above named Competent Persons and relates to Mineral Resources estimates as at 30 June 2010. Competent Persons are full time employees of BHP Billiton (unless otherwise stated), have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code. All Competent Persons are members of either the Australasian Institute of Mining & Metallurgy (AusIMM) or a Recognised Overseas Professional Organisation (ROPO). The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.
(8)	Unless otherwise stated, production volumes exclude suspended and sold operations.

Forward-looking statements: Certain statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including statements regarding, estimated reserves, trends in commodity prices, demand for commodities, plans, strategies and objectives of management, closure or divestment of certain operations or facilities (including associated costs), anticipated production or construction commencement dates, expected costs or production output, anticipated productive lives of projects, mines and facilities, provisions and contingent liabilities.

BHP Billiton Results for the half year ended 31 December 2010

These forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website. BHP Billiton undertakes no duty to update any forward-looking statements in this release.

This release is for information purposes only and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Brendan Harris, Investor Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Brendan.Harris@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Amanda Buckley, Media Relations	United Kingdom & Americas
Tel: +61 3 9609 2209 Mobile: +61 419 801 349	Ruban Yogarajah, Media Relations
email: Amanda.Buckley@bhpbilliton.com	Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022
Kelly Quirke, Media Relations	email: Ruban.Yogarajah@bhpbilliton.com
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com	Americas
Scott Espenshade, Investor Relations
Fiona Martin, Media Relations	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
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BHP BILLITON GROUP

FINANCIAL REPORT

For the half year ended

31 December 2010

bhpbilliton

resourcing the future

BHP Billiton Financial Report for the half year ended 31 December 2010

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Income Statement

for the half year ended 31 December 2010

	Notes	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Revenue
Group production		32,350	22,195	48,193
Third party products	2	1,816	2,381	4,605

Revenue	2	34,166	24,576	52,798
Other income		279	313	528
Expenses excluding net finance costs		(19,930)	(15,769)	(33,295)

Profit from operations		14,515	9,120	20,031

Comprising:
Group production		14,452	9,038	19,920
Third party products		63	82	111

		14,515	9,120	20,031

Financial income	5	118	111	215
Financial expenses	5	(489)	(343)	(674)

Net finance costs	5	(371)	(232)	(459)

Profit before taxation		14,144	8,888	19,572

Income tax expense		(3,118)	(2,494)	(6,112)
Royalty related taxation (net of income tax benefit)		(340)	(188)	(451)

Total taxation expense	6	(3,458)	(2,682)	(6,563)

Profit after taxation		10,686	6,206	13,009

Attributable to non-controlling interests		162	71	287
Attributable to members of BHP Billiton Group		10,524	6,135	12,722

Earnings per ordinary share (basic) (US cents)	7	189.2	110.3	228.6
Earnings per ordinary share (diluted) (US cents)	7	188.6	109.8	227.8

Dividends per ordinary share – paid during the period (US cents)	8	45.0	41.0	83.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	46.0	42.0	87.0

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Statement of Comprehensive Income

for the half year ended 31 December 2010

	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Profit after taxation	10,686	6,206	13,009
Other comprehensive income
Actuarial gains/(losses) on pension and medical schemes	76	41	(38)
Available for sale investments:
Net valuation (losses)/gains taken to equity	(118)	34	167
Net valuation (gains)/losses transferred to the income statement	(37)	—	2
Cash flow hedges:
Gains/(losses) taken to equity	—	22	(15)
Realised losses transferred to the income statement	—	2	2
Exchange fluctuations on translation of foreign operations taken to equity	11	8	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	(10)	(10)
Tax recognised within other comprehensive income	68	104	111

Total other comprehensive income for the period	—	201	220

Total comprehensive income	10,686	6,407	13,229

Attributable to non-controlling interests	152	70	294
Attributable to members of BHP Billiton Group	10,534	6,337	12,935

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Balance Sheet

as at 31 December 2010

	31 December 2010 US$M	31 December 2009 US$M	30 June 2010 US$M

ASSETS
Current assets
Cash and cash equivalents	16,156	8,382	12,456
Trade and other receivables	7,876	6,196	6,543
Other financial assets	441	644	292
Inventories	5,620	5,056	5,334
Assets held for sale	—	629	—
Current tax assets	153	397	189
Other	332	295	320

Total current assets	30,578	21,599	25,134

Non-current assets
Trade and other receivables	1,581	1,043	1,381
Other financial assets	1,449	1,822	1,510
Inventories	355	228	343
Property, plant and equipment	59,174	52,206	55,576
Intangible assets	778	670	687
Deferred tax assets	4,177	3,822	4,053
Other	180	163	168

Total non-current assets	67,694	59,954	63,718

Total assets	98,272	81,553	88,852

LIABILITIES
Current liabilities
Trade and other payables	6,743	5,515	6,467
Interest bearing liabilities	1,831	1,362	2,191
Liabilities held for sale	—	301	—
Other financial liabilities	607	488	511
Current tax payable	2,451	588	1,685
Provisions	1,972	1,669	1,899
Deferred income	273	283	289

Total current liabilities	13,877	10,206	13,042

Non-current liabilities
Trade and other payables	498	529	469
Interest bearing liabilities	14,125	14,935	13,573
Other financial liabilities	140	91	266
Deferred tax liabilities	3,872	3,626	4,320
Provisions	8,296	7,134	7,433
Deferred income	471	431	420

Total non-current liabilities	27,402	26,746	26,481

Total liabilities	41,279	36,952	39,523

Net assets	56,993	44,601	49,329

EQUITY
Share capital – BHP Billiton Limited	1,227	1,227	1,227
Share capital – BHP Billiton Plc	1,113	1,116	1,116
Treasury shares	(531)	(527)	(525)
Reserves	1,838	1,498	1,906
Retained earnings	52,445	40,617	44,801

Total equity attributable to members of BHP Billiton Group	56,092	43,931	48,525
Non-controlling interests	901	670	804

Total equity	56,993	44,601	49,329

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Cash Flow Statement

for the half year ended 31 December 2010

	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Operating activities
Profit before taxation	14,144	8,888	19,572
Adjustments for:
Non-cash exceptional items	19	(618)	(255)
Depreciation and amortisation expense	2,428	2,318	4,759
Net gain on sale of non-current assets	(44)	(95)	(114)
Impairments of property, plant and equipment, financial assets and intangibles	47	18	35
Employee share awards expense	108	61	170
Financial income and expenses	371	232	459
Other	(123)	(160)	(265)
Changes in assets and liabilities:
Trade and other receivables	(1,584)	(1,001)	(1,713)
Inventories	(298)	(284)	(571)
Trade and other payables	134	(242)	565
Net other financial assets and liabilities	99	(143)	(90)
Provisions and other liabilities	109	(333)	(306)

Cash generated from operations	15,410	8,641	22,246
Dividends received	14	6	20
Interest received	49	61	99
Interest paid	(248)	(205)	(520)
Income tax refunded	—	—	552
Income tax paid	(2,783)	(2,646)	(4,931)
Royalty related taxation paid	(249)	(389)	(576)

Net operating cash flows	12,193	5,468	16,890

Investing activities
Purchases of property, plant and equipment	(5,167)	(4,606)	(9,323)
Exploration expenditure	(452)	(439)	(1,333)
Exploration expenditure expensed and included in operating cash flows	363	295	1,030
Purchase of intangibles	(81)	(39)	(85)
Investment in financial assets	(65)	(103)	(152)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	—	—	(508)
Payment on sale of operations	—	(160)	(156)

Cash outflows from investing activities	(5,402)	(5,052)	(10,527)
Proceeds from sale of property, plant and equipment	24	50	132
Proceeds from sale of financial assets	84	30	34
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	—	37	376

Net investing cash flows	(5,294)	(4,935)	(9,985)

Financing activities
Proceeds from interest bearing liabilities	892	346	567
Proceeds from debt related instruments	67	—	103
Repayment of interest bearing liabilities	(1,057)	(733)	(1,155)
Proceeds from ordinary shares	18	4	12
Contributions from non-controlling interests	—	—	335
Purchase of shares by Employee Share Ownership Plan (“ESOP”) trusts	(327)	(180)	(274)
Share buy-back – BHP Billiton Plc	(254)	—	—
Dividends paid	(2,506)	(2,282)	(4,618)
Dividends paid to non-controlling interests	(48)	(169)	(277)

Net financing cash flows	(3,215)	(3,014)	(5,307)

Net (decrease)/increase in cash and cash equivalents	3,684	(2,481)	1,598
Cash and cash equivalents, net of overdrafts, at beginning of period	12,455	10,831	10,831
Effect of foreign currency exchange rate changes on cash and cash equivalents	3	30	26

Cash and cash equivalents, net of overdrafts, at end of period	16,142	8,380	12,455

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2010

For the half year ended 31 December 2010 US$M	Attributable to members of the BHP Billiton Group
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance at the beginning of the financial period	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Profit after taxation	—	—	—	—	10,524	10,524	162	10,686
Other comprehensive income:
Actuarial gains on pension and medical schemes	—	—	—	—	76	76	—	76
Net valuation losses on available for sale investments taken to equity	—	—	—	(118)	—	(118)	—	(118)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(27)	—	(27)	(10)	(37)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	11	—	11	—	11
Tax recognised within other comprehensive income	—	—	—	41	27	68	—	68

Total comprehensive income	—	—	—	(93)	10,627	10,534	152	10,686

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(327)	—	—	(327)	—	(327)
Employee share awards exercised net of employee contributions	—	—	321	(70)	(225)	26	—	26
Accrued employee entitlement for unvested awards	—	—	—	108	—	108	—	108
Shares bought back	—	—	(254)	—	—	(254)	—	(254)
Shares cancelled	—	(3)	254	3	(254)	—	—	—
Distribution to option holders	—	—	—	(16)	—	(16)	(10)	(26)
Dividends paid	—	—	—	—	(2,504)	(2,504)	(48)	(2,552)
Equity contributed	—	—	—	—	—	—	3	3

Balance at the end of the financial period	1,227	1,113	(531)	1,838	52,445	56,092	901	56,993

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2010 (continued)

For the half year ended 31 December 2009 US$M	Attributable to members of the BHP Billiton Group
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance at the beginning of the financial period	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	—	—	—	—	6,135	6,135	71	6,206
Other comprehensive income:
Actuarial gains/(losses) on pension and medical schemes	—	—	—	—	42	42	(1)	41
Net valuation gains on available for sale investments taken to equity	—	—	—	34	—	34	—	34
Gains on cash flow hedges taken to equity	—	—	—	22	—	22	—	22
Realised losses on cash flow hedges transferred to the income statement	—	—	—	2	—	2	—	2
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	8	—	8	—	8
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	—	—	(10)	—	(10)	—	(10)
Tax recognised within other comprehensive income	—	—	—	85	19	104	—	104

Total comprehensive income	—	—	—	141	6,196	6,337	70	6,407

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(180)	—	—	(180)	—	(180)
Employee share awards exercised net of employee contributions	—	—	178	(46)	(128)	4	—	4
Accrued employee entitlement for unvested awards	—	—	—	61	—	61	—	61
Issue of share options to non-controlling interests	—	—	—	43	—	43	16	59
Distribution to option holders	—	—	—	(6)	—	(6)	(4)	(10)
Dividends paid	—	—	—	—	(2,282)	(2,282)	(169)	(2,451)

Balance at the end of the financial period	1,227	1,116	(527)	1,498	40,617	43,931	670	44,601

BHP Billiton Financial Report for the half year ended 31 December 2010

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2010 (continued)

	Attributable to members of the BHP Billiton Group
For the year ended 30 June 2010 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance at the beginning of the financial period	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	–	–	–	–	12,722	12,722	287	13,009
Other comprehensive income:
Actuarial losses on pension and medical schemes	–	–	–	–	(38)	(38)	–	(38)
Net valuation gains on available for sale investments taken to equity	–	–	–	160	–	160	7	167
Net valuation losses on available for sale investments transferred to the income statement	–	–	–	2	–	2	–	2
Losses on cash flow hedges taken to equity	–	–	–	(15)	–	(15)	–	(15)
Realised losses on cash flow hedges transferred to the income statement	–	–	–	2	–	2	–	2
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	1	–	1	–	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	–	–	–	(10)	–	(10)	–	(10)
Tax recognised within other comprehensive income	–	–	–	57	54	111	–	111

Total comprehensive income	–	–	–	197	12,738	12,935	294	13,229

Transactions with owners:
Purchase of shares by ESOP trusts	–	–	(274)	–	–	(274)	–	(274)
Employee share awards exercised net of employee contributions	–	–	274	(88)	(178)	8	–	8
Employee share awards lapsed	–	–	–	(28)	28	–	–	–
Accrued employee entitlement for unvested awards	–	–	–	170	–	170	–	170
Issue of share options to non-controlling interests	–	–	–	43	–	43	16	59
Distribution to option holders	–	–	–	(10)	–	(10)	(6)	(16)
Dividends paid	–	–	–	–	(4,618)	(4,618)	(277)	(4,895)
Equity contributed	–	–	–	317	–	317	20	337

Balance at the end of the financial period	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

BHP Billiton Financial Report for the half year ended 31 December 2010

Notes to the Half Year Financial Statements

1.	Accounting policies

This general purpose financial report for the half year ended 31 December 2010 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (“AASB”) and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2010 are not the statutory accounts of BHP Billiton for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditors and delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2010 annual financial statements contained within the Annual Report of the BHP Billiton Group except for the application of ‘Improvements to IFRSs 2009’/AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’. This has resulted in exploration cash flows of US$295 million for the half year ended 31 December 2009 (30 June 2010: US$1,030 million), which were not recognised as assets, being reclassified from net investing cash flows to net operating cash flows in the Consolidated Cash Flow Statement.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2010	Average Half year ended 31 December 2009	Average Year ended 30 June 2010	As at 31 December 2010	As at 31 December 2009	As at 30 June 2010
Australian dollar (a)	0.94	0.87	0.88	1.02	0.90	0.85
Brazilian real	1.72	1.81	1.80	1.66	1.74	1.81
Canadian dollar	1.03	1.08	1.06	1.00	1.05	1.06
Chilean peso	496	532	529	468	507	545
Colombian peso	1,848	1,991	1,970	1,920	2,043	1,920
South African rand	7.13	7.65	7.59	6.63	7.40	7.68
Euro	0.76	0.69	0.72	0.75	0.70	0.82
UK pound sterling	0.64	0.61	0.63	0.65	0.62	0.66

(a)	Displayed as US$ to A$1 based on common convention.

BHP Billiton Financial Report for the half year ended 31 December 2010

2.	Segment reporting

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Report for the half year ended 31 December 2010

2.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2010
Revenue
Group production	4,853	1,588	6,835	675	1,867	9,275	1,196	3,947	2,062	—	32,298
Third party products	46	755	232	–	37	41	—	—	499	206	1,816
Rendering of services	1	—	—	—	—	46	—	5	—	—	52
Inter-segment revenue	5	—	—	—	1	20	—	—	—	(26)	—

Total revenue(a)	4,905	2,343	7,067	675	1,905	9,382	1,196	3,952	2,561	180	34,166

Underlying EBIT(b)	2,854	17	3,580	221	357	5,811	430	1,453	334	(228)	14,829

Net finance costs											(371)
Exceptional items											(314)

Profit before taxation											14,144

(a)	Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.
(b)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items.

BHP Billiton Financial Report for the half year ended 31 December 2010

2.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2009
Revenue
Group production	4,126	1,383	5,076	566	1,470	4,390	882	2,686	1,555	—	22,134
Third party products	47	621	395	—	185	35	6	—	587	505	2,381
Rendering of services	—	—	—	—	—	32	—	29	—	—	61
Inter-segment revenue	4	—	—	—	—	21	—	—	—	(25)	—

Total revenue (a)	4,177	2,004	5,471	566	1,655	4,478	888	2,715	2,142	480	24,576

Underlying EBIT(b)	2,326	154	2,462	170	200	2,091	190	772	332	(195)	8,502

Net finance costs											(232)
Exceptional items											618

Profit before taxation											8,888

BHP Billiton Financial Report for the half year ended 31 December 2010

2.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2010
Revenue
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	—	48,081
Third party products	86	1,405	881	—	306	67	7	—	1,051	802	4,605
Rendering of services	3	—	—	—	—	69	—	40	—	—	112
Inter-segment revenue	11	—	—	—	—	39	—	—	—	(50)	—

Total revenue (a)	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798

Underlying EBIT(b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Net finance costs											(459)
Exceptional items											312

Profit before taxation											19,572

BHP Billiton Financial Report for the half year ended 31 December 2010

3.	Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the Group’s profit for the period are detailed below.

Half year ended 31 December 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Release of income tax provisions	—	138	138

	(314)	138	(176)

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the half year ended 31 December 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The Hartley matter was settled with the ATO in September 2009. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. Special leave was not sought by the ATO for the Boodarie Iron bad debt disallowance. In September 2010 the High Court granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project which resulted in a release of US$138 million from the Group’s income tax provisions in the half year ended 31 December 2010.

Half year ended 31 December 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Reversal of impairment charge relating to the suspension of Ravensthorpe nickel operations	618	(185)	433

	618	(185)	433

Reversal of impairment charge relating to the suspension of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operation (Australia). As a result of this agreement, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed. The assets and liabilities of the operation were classified as held for sale as at 31 December 2009.

Assets held for sale:

The assets and liabilities of Ravensthorpe, comprising inventory of US$30 million, property, plant and equipment of US$599 million, closure and rehabilitation provisions of US$241 million and other working capital liabilities of US$60 million, were classified as held for sale at 31 December 2009.

BHP Billiton Financial Report for the half year ended 31 December 2010

3.	Exceptional items (continued)

In the financial year ended 30 June 2009, the assets and liabilities of Yabulu and Suriname comprising inventory of US$131 million, property, plant and equipment of US$55 million, other working capital assets of US$27 million, closure and rehabilitation provisions of US$260 million and working capital liabilities of US$103 million were classified as held for sale. The sales transactions were completed during the half year ended 31 December 2009.

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for ground water remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group’s three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long term power supply arrangements in southern Africa have impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

BHP Billiton Financial Report for the half year ended 31 December 2010

3.	Exceptional items (continued)

Release of income tax provisions:

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and has been granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

4.	Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2010%	31 December 2009%	30 June 2010%	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Mozal SARL	47.1	47.1	47.1	22	18	4
Compañia Minera Antamina SA	33.75	33.75	33.75	279	239	438
Minera Escondida Limitada	57.5	57.5	57.5	1,554	1,236	2,175
Samarco Mineracao SA	50	50	50	479	126	430
Carbones del Cerrejón LLC	33.33	33.33	33.33	105	83	172
Other (b)				(140)	12	(145)

Total				2,299	1,714	3,074

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes the Group’s effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (31 December 2009: 37.76 per cent; 30 June 2010: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 31 December 2009: 33.3 per cent; 30 June 2010: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 31 December 2009: 35.5 per cent; 30 June 2010: 35.5 per cent) and other immaterial jointly controlled entities.

BHP Billiton Financial Report for the half year ended 31 December 2010

5.	Net finance costs

	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Financial expenses
Interest on bank loans and overdrafts	11	11	24
Interest on all other borrowings	273	302	460
Finance lease and hire purchase interest	6	7	14
Dividends on redeemable preference shares	—	—	—
Discounting on provisions and other liabilities	206	182	359
Discounting on post-retirement employee benefits	63	63	130
Interest capitalised (a)	(139)	(154)	(301)
Fair value change on hedged loans	(130)	88	131
Fair value change on hedging derivatives	116	(146)	(138)
Exchange variations on net debt	83	(10)	(5)

	489	343	674

Financial income
Interest income	(67)	(63)	(117)
Expected return on pension scheme assets	(51)	(48)	(98)

	(118)	(111)	(215)

Net finance costs	371	232	459

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2010 the general capitalisation rate was 3.2 per cent (31 December 2009: 3.8 per cent; 30 June 2010: 3.5 per cent).

6.	Taxation

	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Taxation expense including royalty related taxation
UK taxation expense	32	67	178
Australian taxation expense	1,726	1,273	3,798
Overseas taxation expense	1,700	1,342	2,587

Total taxation expense	3,458	2,682	6,563

Excluding the impacts of royalty related taxation, exchange rate movements and tax on exceptional items, the underlying effective rate was 30.3 per cent (31 December 2009: 31.6 per cent, 30 June 2010: 30.9 per cent).

Exchange rate movements decreased taxation expense by US$1,127 million (31 December 2009: decrease of US$306 million, 30 June 2010: increase of US$106 million) predominantly due to the increase in the US dollar value of future tax depreciation of US$1,750 million offset by the revaluation of local currency tax liabilities, other monetary items and temporary differences which amounted to US$623 million.

Total taxation expense including royalty related taxation and tax on exceptional items was US$3,458 million, representing an effective rate of 24.4 per cent (31 December 2009: 30.2 per cent, 30 June 2010: 33.5 per cent). Excluding the impacts of exceptional items the taxation expense was US$3,596 million (31 December 2009: US$2,497 million; 30 June 2010: US$6,504 million).

Royalty related taxation represents an effective rate of 2.4 per cent (31 December 2009: 2.1 per cent, 30 June 2010: 2.3 per cent).

BHP Billiton Financial Report for the half year ended 31 December 2010

7.	Earnings per share

	Half year ended 31 December 2010	Half year ended 31 December 2009	Year ended 30 June 2010
Basic earnings per ordinary share (US cents)	189.2	110.3	228.6
Diluted earnings per ordinary share (US cents)	188.6	109.8	227.8
Basic earnings per American Depositary Share (ADS) (US cents) (a)	378.4	220.6	457.2
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	377.2	219.6	455.6
Basic earnings (US$M)	10,524	6,135	12,722
Diluted earnings (US$M) (b)	10,536	6,147	12,743

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	Half year ended 31 December 2010 Million	Half year ended 31 December 2009 Million	Year ended 30 June 2010 Million
Basic earnings per ordinary share denominator	5,563	5,564	5,565
Shares and options contingently issuable under employee share ownership plans	25	34	30

Diluted earnings per ordinary share denominator	5,588	5,598	5,595

(a)	Each American Depositary Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$12 million (31 December 2009: US$12 million; 30 June 2010: US$21 million) that would not be made if potential ordinary shares were converted to fully paid.

8.	Dividends

	Half year ended 31 December 2010 US$M	Half year ended 31 December 2009 US$M	Year ended 30 June 2010 US$M
Dividends paid during the period
BHP Billiton Limited	1,511	1,377	2,787
BHP Billiton Plc – Ordinary shares	993	905	1,831
– Preference shares (a)	—	—	—

	2,504	2,282	4,618

Dividends declared in respect of the period
BHP Billiton Limited	1,545	1,410	2,921
BHP Billiton Plc – Ordinary shares	1,012	927	1,920
– Preference shares (a)	—	—	—

	2,557	2,337	4,841

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2009: 5.5 per cent; 30 June 2010: 5.5 per cent).

BHP Billiton Financial Report for the half year ended 31 December 2010

8.	Dividends (continued)

	Half year ended 31 December 2010 US cents	Half year ended 31 December 2009 US cents	Year ended 30 June 2010 US cents
Dividends paid during the period (per share)
Prior year final dividend	45.0	41.0	41.0
Interim dividend	N/A	N/A	42.0

	45.0	41.0	83.0

Dividends declared in respect of the period (per share)
Interim dividend	46.0	42.0	42.0
Final dividend	N/A	N/A	45.0

	46.0	42.0	87.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 16 February 2011, BHP Billiton declared an interim dividend of 46.0 US cents per share (US$2,557 million), which will be paid on 31 March 2011 (31 December 2009: 42.0 US cents per share – US$2,337 million; 30 June 2010: 45.0 US cents per shares – US$2,504 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9.	Share capital

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program. In accordance with the UK Companies Act 2006 and with the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation. Details of the purchases are shown in the table below.

Half year end	Shares purchased	Number	Cost per share (a)	Total cost US$M	Purchased by:
					BHP Billiton Limited		BHP Billiton Plc
					Shares	US$M	Shares	US$M
31 December 2010	BHP Billiton Plc	6,825,007	£23.58	254	6,825,007	254	—	—

(a)	Cost per share represents the average cost per share paid on-market by BHP Billiton Limited for BHP Billiton Plc shares in the six month period ended 31 December 2010. Since the commencement of the buy-back in 2006 the average cost per share was £12.74.

10.	Subsequent events

On 16 February 2011 the Group announced an expanded US$10 billion capital management program. BHP Billiton will continue to consider both on and off-market execution for the US$10 billion program and, subject to market conditions, expects to largely complete the initiative by the end of the 2011 calendar year.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Billiton Financial Report for the half year ended 31 December 2010

Directors’ Report

The Directors present their report together with the half year financial statements for the half year ended 31 December 2010 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December 2010 and likely future developments are given on pages 1 to 15. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:

–	Fluctuations in commodity prices and impacts of the global financial crisis	–	Fluctuations in currency exchange rates
–	Failure to discover new reserves, maintain or enhance existing reserves or develop new operations	–	Influence of China and impact of a slowdown in consumption
–	Actions by governments or political events in the countries in which we operate	–	Inability to successfully integrate acquired businesses
–	Inability to recover investments in mining and oil and gas projects	–	Non-compliance to the Group’s standards by non-controlled assets
–	Operating cost pressures and shortages could negatively impact our operating margins and expansion plans	–	Unexpected natural and operational catastrophes
–	Climate change and greenhouse effects	–	Inadequate human resource talent pool
–	Breaches in information technology security processes	–	Breaches in governance processes
–	Impact of health, safety and environmental exposures and related regulations on operations and reputation	–	The Group’s commercial counterparties may not meet their obligations
–	Increased costs and schedule delays to our development projects

Further information on the above risks and uncertainties can be found on pages 10 to 13 of the Group’s Annual Report for the year ended 30 June 2010, a copy of which is available on the Group’s website at www.bhpbilliton.com.

Dividend

Full details of dividends are given on pages 35 to 36.

Board of Directors

The Directors of BHP Billiton at any time during or since the end of the half year are:

Mr J Nasser – Chairman since March 2010 (a Director since June 2006)	Ms C J Hewson – a Director since March 2010
Mr A L Boeckmann – a Director since September 2008	Mr M J Kloppers – an Executive Director since January 2006
Mr M W Broomhead – a Director since March 2010	Mr W W Murdy – a Director since June 2009
Dr J G Buchanan – a Director since February 2003	Mr K C Rumble – a Director since September 2008
Mr C A Cordeiro – a Director since February 2005	Dr J M Schubert – a Director since June 2000
Mr D A Crawford – a Director since May 1994	Baroness S Vadera – a Director since January 2011

BHP Billiton Financial Report for the half year ended 31 December 2010

Auditor’s independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 40 and forms part of this Directors’ Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman	M Kloppers – Chief Executive Officer
Dated this 16th day of February 2011

BHP Billiton Financial Report for the half year ended 31 December 2010

Directors’ Declaration of Responsibility

The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

(a)	the half year financial statements and notes, set out on pages 19 to 36, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2010 and of its performance for the half year ended on that date;

(b)	the Directors’ Report, which incorporates the Review of Operations on pages 1 to 15, includes a fair review of the information required by:

(i)	DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)	DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman

M Kloppers – Chief Executive Officer

Dated this 16th day of February 2011

BHP Billiton Financial Report for the half year ended 31 December 2010

Lead Auditor’s Independence Declaration

To the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2010 there have been:

–	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

–	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.

KPMG

Martin Sheppard
Partner
16 February 2011

BHP Billiton Financial Report for the half year ended 31 December 2010

Independent Review Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and of KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Introduction

For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half year or from time to time during the half year ended 31 December 2010.

We have reviewed the condensed half year financial statements of the Group as at and for the half year ended 31 December 2010 (“half year financial statements”), set out on pages 19 to 36, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 10. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half year financial statements. KPMG Australia has also reviewed the Directors’ declaration set out on page 39 in relation to Australian regulatory requirements contained in sections (a) and (c) of the Directors’ declaration.

Directors’ Responsibilities

The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report:

•

in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Services Authority (“the UK FSA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and

•

that gives a true and fair view in accordance with Australian Accounting Standards and the Australian Corporations Act 2001 and for such internal controls as the Directors determine is necessary to enable the preparation of the half year financial report that is free from material misstatement, whether due to fraud or error.

Respective Responsibilities of KPMG UK and KPMG Australia

KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FSA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.

KPMG Australia has performed an independent review of the half year financial statements and the Directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half year financial statements and the Directors’ declaration are not in accordance with the Australian Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2010 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half year financial statements in the half year financial report based on our review.

BHP Billiton Financial Report for the half year ended 31 December 2010

Scope of Review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Reports performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board (“ASRE 2410”). As auditor of BHP Billiton Limited, ASRE 2410 requires that KPMG Australia complies with the ethical requirements relevant to the audit of the annual financial report.

A review of half year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the condensed half year financial statements in the half year financial report as at and for the six months ended 31 December 2010 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FSA.

Simon Figgis
For and on behalf of KPMG Audit Plc
Chartered Accountants
London
16 February 2011

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half year financial statements and the Directors’ declaration in the half year financial report of the Group are not in accordance with the Australian Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2010 and of its performance for the half year ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

KPMG

Martin Sheppard
Partner
Melbourne
16 February 2011